April 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Tia L. Jenkins

Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                            Molson Coors Brewing Company

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 22, 2013

File No. 001-14829

Dear Ms. Jenkins:

Molson Coors Brewing Company (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 18, 2013 relating to the above-referenced Form 10-K for the fiscal year ended December 29, 2012.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7. Management ‘s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations, page 27

Liquidity and Capital Resources, page 47

1.              We note your discussion regarding earnings that are indefinitely reinvested outside the U.S. and that you utilize a “variety of financing strategies to ensure that worldwide cash is available” when needed. Considering the significant amount of cash denominated in foreign currencies, please provide draft disclosure to be included in future filings, that discuss the “financing strategies” you use to ensure cash is available in the locations that need it.

Response:

In accordance with criteria outlined within Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350, we will clarify our related disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for our first quarter 2013 Form 10-Q and in future filings as follows with revisions in response to the Staff’s comment highlighted in bold font:

Our primary sources of liquidity include cash provided by operating activities, access to external borrowings and monetization of assets. We believe that cash flows from operations, including distributions from MillerCoors, and cash provided by short-term and long-term borrowings, when necessary, will be more than adequate to meet our ongoing operating requirements, scheduled principal and interest payments on debt, and anticipated dividend payments and capital expenditures for the next twelve months and our long-term liquidity requirements. A significant portion of our trade receivables are concentrated in Europe. While these receivables are not concentrated in any specific customer and our allowance on these receivables factors in collectability, we may encounter difficulties in our ability to collect due to the impact to our customer of any further economic downturn within Europe.

A significant portion of our cash flows from operating activities is generated outside the U.S., in currencies other than USD. As of March 30, 2013, approximately 78% of our cash and cash equivalents are denominated in foreign currencies. Most of the amounts held outside of the U.S. could be repatriated to the U.S., but, under current law, would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. We accrue for U.S. federal and state tax consequences on the earnings of our foreign subsidiaries upon repatriation. When the earnings are considered indefinitely reinvested outside of the U.S., we do not accrue U.S. federal and state tax consequences. We utilize a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. We periodically review and evaluate these strategies, including external committed and non-committed credit agreements accessible by MCBC and each of our operating subsidiaries. These financing arrangements, along with the distributions received from MillerCoors are sufficient to fund our current cash needs in the U.S.

Item 8.    Financial Statements and Supplementary Data, page 64

Note 20. Commitments and Contingencies, page 131

Litigation and Other Disputes, page 134

2.              You disclose in your footnote and on page 22 that Miller Brewing Company intends to terminate the licensing arrangement between Miller and the Company which would impact the Company’s ability to distribute certain Miller products in Canada.  We further note your assertion that you are unable to predict the impact to the financial statements. Please tell us and disclose in future filings, the specific brands that you distribute under this agreement and quantify the amount of sales received from this licensing agreement for each of the years presented.

Response:

We will clarify our related litigation disclosures within our first quarter 2013 Form 10-Q and in future filings as follows with revisions in response to the Staff’s comment highlighted in bold font:

In December 2012, Miller Brewing Company (“Miller”) orally informed us of its intent to terminate the license agreement between Miller and us whereby we have exclusive rights to distribute certain Miller products in Canada (the “License Agreement”) including Miller Lite, Miller High Life, Milwaukee’s Best, Mickey’s, Olde English, Miller Genuine Draft, and Miller Chill. Miller alleges that we failed to meet certain volume sales targets under the License Agreement. We do not believe Miller has any right under the License Agreement or otherwise to terminate the License Agreement. Following this communication, we filed a lawsuit in Ontario, Canada (Molson Canada 2005 v. Miller Brewing Company, Sup. Ct. of Justice-Ontario, CV-12-470589) seeking an injunction preventing Miller from terminating the License Agreement and ordering Miller to abide by its contractual terms. On January 18, 2013, Miller sent written notice to us purporting to terminate the License Agreement. In our lawsuit, we also assert that Miller breached the License Agreement by attempting to terminate the License Agreement. We intend to vigorously assert and defend our rights in this lawsuit. At this time we are unable to predict the outcome of this litigation or the impact, if any, of an adverse outcome on our business and results of operations, including any possible future asset impairment. We recognized net sales related to the License Agreement of $17.2 million and $16.7 million for the first quarters of 2013 and 2012, respectively. Additionally, as of March 30, 2013, we had a definite-lived intangible asset related to the License Agreement with a carrying value of $66.4 million and a remaining life of approximately 7 years.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-927-2337. Thank you for your time and consideration.

Respectfully submitted,

/s/ GAVIN HATTERSLEY

Gavin Hattersley
Chief Financial Officer
(Principal Financial Officer)